                                                     Filed Pursuant to 424(b)(3)
                                                 Registration File No. 333-66358


                             ALAMOSA HOLDINGS, INC.

                        30,649,990 SHARES OF COMMON STOCK

                                ----------------

                               SUPPLEMENT NO. 6 TO
                                   PROSPECTUS

                                ----------------


     This prospectus supplement relates to the resale by selling stockholders of up to 30,649,990 shares of our common stock that the selling stockholders acquired from us in connection with our acquisitions of companies formerly owned by them. We will not receive any of the proceeds from the sale of any of these shares by the selling stockholders.

     You should read this prospectus supplement in conjunction with the prospectus dated September 28, 2001, filed by us with the Securities and Exchange Commission, prospectus supplement no. 1, filed by us with the Securities and Exchange Commission on October 18, 2001, prospectus supplement no. 2, filed by us with the Securities and Exchange Commission on October 30, 2001, prospectus supplement no. 3, filed by us with the Securities and Exchange Commission on November 14, 2001, prospectus supplement no. 4, filed by us with the Securities and Exchange Commission on February 28, 2002 and prospectus supplement no. 5, filed by us with the Securities and Exchange Commission on March 29, 2002. All terms used in this prospectus supplement have the meaning assigned to them in the prospectus. Our common stock is traded on The New York Stock Exchange under the symbol "APS." On May 1, 2002, the last reported sale price of one share of our common stock was $5.04.

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     This supplement is part of the prospectus and must accompany the prospectus to satisfy prospectus delivery requirements under the Securities Act of 1933, as amended.

     The date of this prospectus supplement is May 2, 2002.

RECENT DEVELOPMENTS

         On May 1, 2002 we issued the following press release:

                          Client:   Alamosa Holdings Inc.

                          Contacts: Jon D. Drake, Director of Investor Relations
                                    Alamosa Holdings, Inc.
FOR IMMEDIATE RELEASE               806-722-1455
                                    jdrake@alamosapcs.com

                                    Ken Dennard / kdennard@easterly.com
                                    Lisa Elliott / lisae@easterly.com
                                    Easterly Investor Relations
                                    713-529-6600


                         ALAMOSA ACHIEVES KEY MILESTONE
                 REPORTS POSITIVE EBITDA FOR FIRST QUARTER 2002

Sequential Subscriber Base Grew 9.5 Percent; Sequential Subscriber Revenue Grew 17 Percent

May 1, 2002 - LUBBOCK, TEXAS - Alamosa Holdings, Inc. (NYSE:APS), the largest Sprint PCS (NYSE: PCS) Network Partner based on number of subscribers, today reported results for the first quarter ended March 31, 2002. Highlighting the results was the Company's report of positive earnings before interest, taxes, depreciation and amortization, or EBITDA, of $3.1 million. For the quarter ended March 31, 2002, the company also reported approximately 48,000 net subscriber additions, bringing total subscribers to approximately 551,000. Subscriber revenues for the first quarter were $93.5 million, up 17 percent over the fourth quarter of 2001 and up 207 percent over the first quarter of 2001.

     "We are very pleased to report positive EBITDA for the first quarter, one quarter ahead of our expectations," stated David E. Sharbutt, Chief Executive Officer of Alamosa Holdings, Inc. "It is a positive sign for our future and confirms our strong belief in the wireless industry. We are very focused on executing our business plan, including continued improvement in our operating efficiencies to become free cash flow positive in 2003."

SIGNIFICANT FIRST QUARTER ACCOMPLISHMENTS
During the quarter ended March 31, 2002, Alamosa accomplished the following:

     o Achieved positive EBITDA of $3.1 million, after 10 quarters of operations, including the integration of three acquisitions.

     o Added 48,000 subscribers to end with approximately 551,000 subscribers, the largest of all Sprint PCS Network Partners based on number of subscribers.

     o Achieved over 50 percent conversion of its network for the planned launch of 3G in mid-year 2002.



OPERATING HIGHLIGHTS

     Total revenue for the first quarter of 2002 was approximately $128.4 million, including subscriber revenue of $93.5 million, roaming revenue of $26.6 million and product sales of $8.3 million. Subscriber revenue represented a 17 and 207 percent increase over the fourth quarter of 2001 and the first quarter of 2001, respectively. Roaming revenue was down 17 percent compared to fourth quarter of 2001, due to the decrease in reciprocal roaming rates that began on January 1, 2002 and seasonal volume of inbound traffic. Compared with the first quarter of 2001, roaming revenues increased 133 percent. Earnings before interest, taxes, depreciation and amortization, or EBITDA, was a positive $3.1 million for the first quarter of 2002 compared to a negative $21.5 million for the fourth quarter of 2001 and a negative $16.7 million for the first quarter of 2001. EBITDA before selling and marketing expenses was a positive $37.8 million for the quarter. Net loss for the first quarter totaled $28.1 million or $0.30 per share compared to a net loss of $47.9 million or $0.52 per share in the fourth quarter of 2001 and a net loss of $27.4 million or $0.38 per share for the first quarter of 2001, respectively.

     Average monthly revenue per user (ARPU) was $76 for the first quarter including roaming and $59 without roaming, as compared to $84 and $60 for the fourth quarter of 2001 and $82 and $60 for the first quarter of 2001, respectively. Churn was approximately 3.1 percent for the first quarter of 2002 as compared to 3.3 percent for the fourth quarter of 2001. Average MOU's per month in the first quarter were approximately 575 per subscriber including roaming and approximately 445 minutes without roaming. Total system MOU's were approximately 916 million for the first quarter, compared to 746 million for the fourth quarter. Inbound roaming minutes were approximately 211 million while outbound roaming minutes totaled approximately 182 million. Licensed POPs were approximately 15.8 million and covered POPs totaled approximately 11.5 million.

     At the end of the first quarter, Alamosa had cash, cash equivalents and short-term investments totaling approximately $151 million, including restricted cash of approximately $71 million. Committed, but unused credit facilities at the end of the first quarter were $25 million. Capital expenditures for the first quarter were approximately $17 million.

OUTLOOK

     For the second quarter of 2002, Alamosa expects net subscriber additions to be approximately 30,000 to 35,000. Full year 2002 net subscriber additions are expected to remain in the range of 190,000 to 210,000 with year-end subscribers in the range of approximately 693,000 to 713,000.

     Alamosa expects to be EBITDA positive for the remaining quarters of 2002 with the full year EBITDA in the range of approximately $15 to $20 million. Capital expenditures for 2002 are expected to be approximately $ 85 million.

     Churn in the second quarter is expected to be similar to the first quarter of 2002 and gradually decline through the second half of 2002. ARPU without roaming for the full year is expected to remain in the range of $59 to $61. ARPU with roaming is expected to continue to decline due to roaming revenue being spread over an increasing subscriber base.

     Alamosa has scheduled a conference call for Thursday, May 2, 2002 at 9:00 a.m. Eastern Time (8:00 a.m. Central Time). To participate in the call, dial 303-262-2130 at least ten minutes before the call begins and ask for the Alamosa conference call. Investors, analysts and the general public will also have the opportunity to listen to the conference call free over the Internet by visiting the company's Web site at www.alamosapcs.com. To listen to the live call online, please visit the Web site at least 15 minutes early to register, download and install any necessary audio software. For those who cannot listen to the live Web cast, an audio archive will be available shortly after the call on the company's website at www.alamosapcs.com for approximately 90 days. A telephonic replay of the conference call will be available through May 9, 2002, and may be accessed by calling 303-590-3000 and using the passcode 464992. For more information, please contact Karen Roan at Easterly Investor Relations at 713-529-6600 or email karen@easterly.com.

(Minimum requirements to listen to broadcast: The Windows Media Player software, downloadable free from http://www.microsoft.com/windows/windowsmedia/EN/default.asp, and at least a 28.8Kbps connection to the Internet. If you experience problems listening to the broadcast, send an email to isproducers@prnewswire.com.)

Alamosa Holdings, Inc. is the largest Sprint PCS Network Partner based on number of subscribers. Alamosa has the exclusive right to provide digital wireless mobile communications network services under Sprint's PCS division throughout its designated territory located in Texas, New Mexico, Oklahoma, Arizona, Colorado, Utah, Wisconsin, Minnesota, Missouri, Washington, Oregon, Arkansas, Kansas, Illinois and California. Alamosa's territory includes licensed population of 15.8 million residents.

ABOUT SPRINT

Sprint operates the nation's largest all-digital, all-PCS wireless network, already serving the majority of the nation's metropolitan areas including more than 4,000 cities and communities across the country. Sprint has licensed PCS coverage of more than 280 million people in all 50 states, Puerto Rico and the U.S. Virgin Islands. In mid-2002, Sprint will launch its 3G network nationwide, delivering faster speeds and advanced applications on Sprint PCS Phones and devices. For more information, visit the Sprint PCS web site at http://www.sprintpcs.com. Sprint PCS is a wholly-owned tracking group of Sprint Corporation trading on the NYSE under the symbol "PCS." Sprint is a global communications company with more than 80,000 employees worldwide and $23 billion in annual revenues and is widely recognized for developing, engineering and deploying state-of-the art network technologies.


Statements contained in this news release that are forward-looking statements, such as statements containing terms such as can, may, will, expect, plan, and similar terms, are subject to various risks and uncertainties. Such forward looking statements are made pursuant to the "safe-harbor" provisions of the private Securities Litigation Reform Act of 1995 and are made based on management's current expectations or beliefs as well as assumptions made by, and information currently available to, management. A variety of factors could cause actual results to differ materially from those anticipated in Alamosa's forward-looking statements, including the following factors: Alamosa's dependence on its affiliation with Sprint PCS; shifts in populations or network focus; changes or advances in technology; changes in Sprint's national service plans or fee structure with us; change in population; difficulties in network construction; increased competition in our markets; failure to consummate anticipated acquisitions and adverse changes in financial position, condition or results of operations. For a detailed discussion of these and other cautionary statements and factors that could cause actual results to differ from Alamosa's forward-looking statements, please refer to Alamosa's filings with the Securities and Exchange Commission, especially in the "risk factors" sections of Alamosa's Annual Report on Form 10-K for the year ended December 31, 2001 and in subsequent filings with the Securities and Exchange Commission.


                              - tables to follow -

                             ALAMOSA HOLDINGS, INC.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                                   (UNAUDITED)
                                   (dollars in thousands, except per share data)


                                                                 FOR THE
                                                            THREE MONTHS ENDED
                                                                  MARCH 31,
                                                        ----------------------------
                                                            2002           2001
                                                        ----------        ----------
Revenues:
   Subscriber revenues                                     $93,498           $30,508
   Roaming revenues                                         26,568            11,411
                                                        ----------        ----------

     Service revenues                                      120,066            41,919
   Product sales                                             8,321             3,915
                                                        ----------        ----------

     Total revenue                                         128,387            45,834
                                                        ----------        ----------

Costs and expenses:
   Cost of service and operations                           78,529            32,469
   Cost of products sold                                    14,117             8,033
   Selling and marketing                                    28,897            18,282
   General and administrative expenses (excluding
     non-cash compensation of $0 and $183,
     respectively)                                           3,735             3,723
   Depreciation and amortization                            24,863            11,936
   Non-cash compensation                                      --                 183
                                                        ----------        ----------

     Total costs and expenses                              150,141            74,626
                                                        ----------        ----------

     Loss from operations                                  (21,754)          (28,792)
   Interest and other income                                 1,333             5,721
   Interest expense                                        (24,854)          (14,716)
                                                        ----------        ----------

   Net loss before income tax benefit and
     extraordinary item                                    (45,275)          (37,787)

Income tax benefit                                          17,142            13,858
                                                        ----------        ----------

   Net loss before extraordinary item                      (28,133)          (23,929)

Loss on debt extinguishment, net of tax benefit
   of  $0 and $1,969, respectively                            --              (3,503)
                                                        ----------        ----------


   Net loss                                               $(28,133)         $(27,432)
                                                        ==========        ==========


Net loss per common share, basic and diluted:
   Net loss before extraordinary item                       $(0.30)           $(0.33)

   Loss on debt extinguishment, net of tax                    --               (0.05)
                                                        ----------        ----------


   Net loss                                                 $(0.30)           $(0.38)
                                                        ==========        ==========


Weighted average common shares outstanding,
   basic and diluted                                    92,832,354        71,598,745
                                                        ==========        ==========


Average revenue per user without roaming
   (ARPU without roaming)                                      $59               $60

Average revenue per user with roaming
   (ARPU with roaming)                                         $76               $82

Cost per gross addition                                       $340              $418

                             ALAMOSA HOLDINGS, INC.
                           CONSOLIDATED BALANCE SHEETS
                (dollars in thousands, except share information)

                                                                         MARCH 31, 2002    DECEMBER 31,
                                                                           (UNAUDITED)        2001
                                                                          ----------       ----------
ASSETS

Current assets:
   Cash and cash equivalents                                                 $77,779         $104,672
   Short term investments                                                      1,300            1,300
   Restricted cash                                                            51,687           51,687
   Customer accounts receivable, net                                          45,637           42,740
   Receivable from Sprint                                                     10,306            9,137
   Interest receivable                                                           567            2,393
   Inventory                                                                   5,166            4,802
   Prepaid expenses and other assets                                           6,423            4,749
   Deferred customer acquisition costs                                         6,470            5,181
   Deferred tax asset                                                          8,112            8,112
                                                                          ----------       ----------

     Total current assets                                                    213,447          234,773

   Property and equipment, net                                               457,306          455,695
   Debt issuance costs, net                                                   35,517           36,654
   Restricted cash                                                            19,770           43,006
   Goodwill, net                                                             291,635          293,353
   Intangible assets, net                                                    518,908          528,840
   Other noncurrent assets                                                     6,439            6,087
                                                                          ----------       ----------

     Total assets                                                         $1,543,022       $1,598,408
                                                                          ==========       ==========

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
   Accounts payable                                                          $28,838          $44,012
   Accrued expenses                                                           28,224           29,291
   Payable to Sprint                                                          13,305           16,133
   Interest payable                                                            9,287           22,123
   Deferred revenue                                                           17,840           15,479
   Current installments of capital leases                                        724              596
                                                                          ----------       ----------

     Total current liabilities                                                98,218          127,634
                                                                          ----------       ----------

Long term debt:
   Capital lease obligations                                                   2,055            1,983
   Other noncurrent liabilities                                                7,132            7,496
   Senior secured debt                                                       200,000          187,162
   12 7/8% senior discount notes                                             244,753          237,207
   12 1/2% senior notes                                                      250,000          250,000
   13 5/8% senior notes                                                      150,000          150,000
   Deferred tax liability                                                     80,317           98,940
                                                                          ----------       ----------

     Total long term debt                                                    934,257          932,788
                                                                          ----------       ----------

     Total liabilities                                                     1,032,475        1,060,422
                                                                          ----------       ----------

Commitments and contingencies

Stockholders' equity:
   Preferred stock, $.01 par value; 10,000,000 shares authorized; no
     shares issued                                                              --               --
   Common stock, $.01 par value; 290,000,000 shares authorized,
     92,915,470 and 92,786,497 shares issued and outstanding,
     respectively                                                                929              927
   Additional paid-in capital                                                799,766          799,366
   Accumulated deficit                                                      (289,504)        (261,371)
   Accumulated other comprehensive income, net of tax                           (644)            (936)
                                                                          ----------       ----------
     Total stockholders' equity                                              510,547          537,986
                                                                          ----------       ----------
     Total liabilities and stockholders' equity                           $1,543,022       $1,598,408
                                                                          ==========       ==========

                                      # # #